Butterfield Reports Second Quarter 2026 Results
Second quarter 2026 highlights:
•Net income of $46.9 million, or $1.16 per share
•Core net income1 of $63.9 million, or $1.58 per share
•Return on average common equity of 16.6% and core return on average tangible common equity1 of 25.0%
•Net interest margin of 2.74%, cost of deposits of 1.25%
•Quarterly cash dividend of $0.50 per share for the quarter ended June 30, 2026
•Repurchases of 0.3 million shares at a total cost of $16.1 million
•Closed acquisition of R&H Guernsey with integration activities underway
•Entered into an agreement to acquire CIBC Caribbean with expected close in the first half of 2027

Hamilton, Bermuda - July 27, 2026: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended June 30, 2026.
Net income for the second quarter of 2026 was $46.9 million, or $1.16 per diluted common share, compared to net income of $62.6 million, or $1.53 per diluted common share, for the previous quarter and $53.3 million, or $1.25 per diluted common share, for the second quarter of 2025. Core net income1 for the second quarter of 2026 was $63.9 million, or $1.58 per diluted common share, compared to $63.2 million, or $1.55 per diluted common share, for the previous quarter and $53.7 million, or $1.26 per diluted common share, for the second quarter of 2025.
The return on average common equity for the second quarter of 2026 was 16.6% compared to 22.1% for the previous quarter and 20.3% for the second quarter of 2025. The core return on average tangible common equity1 for the second quarter of 2026 was 25.0%, compared to 24.1% for the previous quarter and 22.3% for the second quarter of 2025. The efficiency ratio for the second quarter of 2026 was 67.6%, compared to 56.8% for the previous quarter and 61.3% for the second quarter of 2025. The core efficiency ratio1 for the second quarter of 2026 was 57.0% compared with 56.4% in the previous quarter and 61.1% for the second quarter of 2025.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, “Our second quarter results reflect the continued strength of our core banking franchise. Core net income improved from the first quarter, supported by higher net interest income and the initial contribution of trust fees from our acquisition of Rawlinson & Hunter Guernsey. The net interest margin remained stable, while deposit costs were well managed despite the competitive operating environment.
"During the quarter, we announced the acquisition of CIBC Caribbean, a compelling opportunity that we expect will double our size and strengthen Butterfield's position as a leading independent financial services provider across the Caribbean and international financial centers. We have already completed our initial regulatory filings across the relevant jurisdictions and continue to expect closing to occur in the first half of 2027, adding scale and new growth opportunities for Butterfield. We look forward to serving our new island communities with the same commitment we

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

have brought to clients across Bermuda, Cayman, Guernsey, and Jersey, building on a heritage that began with our founding in Bermuda in 1858.

"I am pleased with the strong underlying core performance of our business. We remain focused on serving our clients, maintaining our disciplined approach to risk management and capital allocation, and executing on the opportunities before us. The combination of resilient core earnings, a strong balance sheet, and the addition of the R&H Guernsey business positions us well to create long-term value for our shareholders.”

The reported net income for the second quarter of 2026 included $16.9 million of non-core, deal-related expenses, primarily associated with the acquisition of CIBC Caribbean and, to a lesser extent, integration-related costs for the R&H Guernsey business. Core net income¹ was up in the second quarter of 2026 compared to the prior quarter due to higher net interest income (“NII”), new trust income from R&H Guernsey and other gains from the sale of collateral, partially offset by higher core non-interest expenses.
NII for the second quarter of 2026 was $95.6 million, an increase compared to $93.3 million in the previous quarter and $6.2 million higher than $89.4 million in the second quarter of 2025. NII increased during the second quarter of 2026 compared to the prior quarter due to higher day count and growth in interest-earning asset volumes, partially offset by higher deposit costs associated with increased funding volumes. NII was higher during the second quarter of 2026 compared to the second quarter of 2025 due to lower cost of deposits following a reduction in market interest rates, increased investment yields with assets deployed into higher yielding available-for-sale investment securities and the redemption of subordinated debt in the second quarter of 2025, partially offset by lower loan and treasury yields.
Net interest margin (“NIM”) for the second quarter of 2026 was 2.74%, a decrease of 1 basis point from the previous quarter and compared favorably to 2.64% in the second quarter of 2025. NIM in the second quarter of 2026 remained relatively stable compared with the prior quarter. NIM in the second quarter of 2026 increased compared to the second quarter of 2025 due to lower cost of deposits and higher investment yields, partially offset by lower treasury and loan yields as central banks decreased market interest rates.
Non-interest income for the second quarter of 2026 was $63.4 million, an increase of $0.7 million from $62.6 million in the previous quarter and $6.3 million higher than the $57.0 million in the second quarter of 2025. The increase in the second quarter of 2026 compared to the prior quarter resulted from new trust revenue from the R&H Guernsey acquisition, partially offset by lower foreign exchange revenue due to decreased volume and lower banking fees. Non-interest income in the second quarter of 2026 was higher than the second quarter of 2025 due to higher trust revenue from the new R&H Guernsey business, higher foreign exchange revenue due to increased volume, higher banking fees due to credit card volume and timing of the incentive program, higher asset management fees from increased valuations and higher custody fees from additional business.
Non-interest expenses were $109.8 million in the second quarter of 2026, compared to $90.5 million in the previous quarter and $91.8 million in the second quarter of 2025, primarily attributable to acquisition-related, non-core expenses associated with CIBC Caribbean and R&H Guernsey. Core non-interest expenses1 of $92.9 million in the second quarter of 2026 were higher compared to the $89.9 million incurred in the previous quarter and the $91.4 million in the second quarter of 2025. Excluding the additional expenses associated with the R&H Guernsey business, core non-interest expenses1 in the second quarter of 2026 increased compared with the prior quarter, primarily driven by higher salaries and benefits, as well as technology and communications costs. Relative to the second quarter of 2025, core non-interest expenses1, excluding the incremental costs of the R&H Guernsey business, were lower, mainly reflecting reduced property-related expenses. Approximately $1.9 million of the quarter-over-quarter increase in core expenses during the quarter was attributable to the integration of the R&H Guernsey business.
Period end deposit balances were higher at $12.9 billion compared to December 31, 2025. Average deposits were $13.1 billion in the quarter ended June 30, 2026, an increase from the prior quarter.
Tangible book value per share1 at the end of the second quarter of 2026 was $26.19 per share, slightly lower than $26.56 per share at the end of the prior quarter. The tangible book value per share1 decreased this quarter due to the recognition of goodwill and intangibles associated with the R&H Guernsey business.
The Board declared a quarterly cash dividend of $0.50 per common share to be paid on August 26, 2026 to shareholders of record on August 12, 2026. During the second quarter of 2026, Butterfield repurchased 0.3 million common shares under the Bank's existing share repurchase program. The program was paused following the May 28, 2026 announcement of Butterfield's agreement to buy CIBC Caribbean from CIBC.

The current total regulatory capital ratio as at June 30, 2026 was 27.5%, compared to 27.8% as at December 31, 2025. Both of these ratios remain conservatively above the minimum regulatory requirements applicable to the Bank.

ANALYSIS AND DISCUSSION OF SECOND QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	June 30, 2026	March 31, 2026	June 30, 2025
Non-interest income	63.4	62.6	57.0
Net interest income before provision for credit losses	95.6	93.3	89.4
Total net revenue before provision for credit losses and other gains (losses)	159.0	155.9	146.4
Provision for credit (losses) recoveries	(1.6)	(1.4)	(0.2)
Total other gains (losses)	1.0	—	0.1
Total net revenue	158.3	154.5	146.3
Non-interest expenses	(109.8)	(90.5)	(91.8)
Total net income before taxes	48.5	64.0	54.5
Income tax benefit (expense)	(1.6)	(1.4)	(1.2)
Net income	46.9	62.6	53.3

Net earnings per share
Basic	1.19	1.57	1.28
Diluted	1.16	1.53	1.25

Per diluted share impact of other non-core items [1]	0.42	0.02	0.01
Core earnings per share on a fully diluted basis [1]	1.58	1.55	1.26

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	40,447	40,881	42,653

Key financial ratios
Return on common equity	16.6%	22.1%	20.3%
Core return on average tangible common equity [1]	25.0%	24.1%	22.3%
Return on average assets	1.3%	1.8%	1.5%
Net interest margin	2.74%	2.75%	2.64%
Core efficiency ratio [1]	57.0%	56.4%	61.1%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	June 30, 2026	December 31, 2025
Cash and cash equivalents	1,441	1,709
Securities purchased under agreements to resell	1,427	1,096
Short-term investments	864	757
Investments in securities	5,666	5,688
Loans, net of allowance for credit losses	4,403	4,382
Premises, equipment and computer software, net	161	159
Goodwill and intangibles, net	119	87
Accrued interest and other assets	266	217
Total assets	14,346	14,095

Total deposits	12,911	12,698
Accrued interest and other liabilities	287	255
Total liabilities	13,198	12,953
Common shareholders’ equity	1,149	1,142
Total shareholders' equity	1,149	1,142
Total liabilities and shareholders' equity	14,346	14,095

Key Balance Sheet Ratios:	June 30, 2026	December 31, 2025
Common equity tier 1 capital ratio	27.4%	27.6%
Tier 1 capital ratio	27.4%	27.6%
Total capital ratio	27.5%	27.8%
Leverage ratio	7.4%	7.6%
Risk-Weighted Assets (in $ millions)	3,996	3,991
Risk-Weighted Assets / total assets	27.9%	28.3%
Tangible common equity ratio[1]	7.2%	7.5%
Book value per common share (in $)	29.21	28.58
Tangible book value per share (in $)	26.19	26.41
Non-accrual loans/gross loans	2.2%	2.1%
Non-performing assets/total assets	1.0%	0.8%
Allowance for credit losses/total loans	0.6%	0.6%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

QUARTER ENDED JUNE 30, 2026 COMPARED WITH THE QUARTER ENDED MARCH 31, 2026

Net Income
Net income for the quarter ended June 30, 2026 was $46.9 million, down from $62.6 million in the prior quarter.
The change in net income during the quarter ended June 30, 2026 compared to the previous quarter is attributable to the following:
•$2.3 million increase in net interest income driven by a higher day count and growth in interest-earning asset volumes, partially offset by higher deposit costs associated with increased funding volumes;
•$1.0 million increase in total gains (losses) due to the sale of collateral securing a loan that was carried at a nil value upon acquisition;
•$0.7 million increase in non-interest income driven by (i) $2.5 million increase in trust revenue attributable to the recent R&H Guernsey acquisition; partially offset by (ii) $1.3 million decrease in foreign exchange fees driven by lower transaction volumes; and (iii) $0.4 million decrease in banking fees; and
•$19.3 million increase in non-interest expenses mainly due to (i) $16.9 million of business acquisition-related costs; (ii) $2.2 million increase in salaries and benefits driven by headcount growth associated with the R&H Guernsey acquisition and prior quarter adjustments to performance-based incentive accruals; (iii) $0.8 million increase in technology and communication costs; partially offset by (iv) $1.5 million decrease in payroll taxes related to the annual vesting of share compensation recorded in the prior quarter.

Non-Core Items1
Non-core items resulted in expenses, net of gains, of $16.9 million for the second quarter of 2026. Non-core items for the quarter are comprised principally of acquisition-related expenses.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT JUNE 30, 2026 COMPARED WITH DECEMBER 31, 2025
Total Assets
Total assets of the Bank were $14.3 billion at June 30, 2026, an increase of $0.3 billion from December 31, 2025. The Bank maintained a highly liquid position at June 30, 2026, with $9.4 billion of cash, bank deposits, reverse repurchase agreements and liquid investments representing 65.5% of total assets, compared with 65.6% at December 31, 2025.
Loans Receivable
The loan portfolio totaled $4.4 billion at June 30, 2026, relatively flat compared to December 31, 2025.
The allowance for credit losses at June 30, 2026 totaled $27.8 million, an increase of $2.3 million compared to $25.4 million at December 31, 2025. The increase was driven by a net increase in provisioned non-accrual loans.
The loan portfolio represented 30.7% of total assets at June 30, 2026 (December 31, 2025: 31.1%), while loans as a percentage of total deposits was 34.1% at June 30, 2026 (December 31, 2025: 34.5%). Both ratios remain relatively stable at June 30, 2026 compared to December 31, 2025.
As at June 30, 2026, the Bank had gross non-accrual loans of $96.0 million, representing 2.2% of total gross loans, an increase of $4.7 million from $91.3 million, or 2.1% of total loans, at December 31, 2025. The increase in non-accrual loans was driven by a well-secured residential mortgage facility in the Channel Islands & UK segment, with the impact partially offset by the repayment of a separate facility within the same segment.
Investment in Securities
The investment portfolio was $5.7 billion at June 30, 2026, which remains relatively flat compared to December 31, 2025 balances.
The investment portfolio is made up of high-quality assets with 100% invested in AA-or-better-rated securities. The investment book yield was 2.78% during the quarter ended June 30, 2026 compared with 2.78% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio increased to $106.7 million, compared with total net unrealized losses of $89.4 million at December 31, 2025, as a result of rising long-term US dollar interest rates.
Deposits
Average total deposit balances were $13.1 billion for the quarter ended June 30, 2026, which is higher compared to the quarter ended December 31, 2025. Period end balances as at June 30, 2026 were $12.9 billion, higher compared to $12.7 billion in December 31, 2025.

Average Balance Sheet2

	For the three months ended
	June 30, 2026			March 31, 2026			June 30, 2025
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents, reverse repurchase agreements and short-term investments	3,856.6	32.0	3.32	3,646.1	30.1	3.35	3,634.3	33.6	3.71
Investment in securities	5,716.1	39.7	2.78	5,714.1	39.2	2.78	5,452.0	36.2	2.67
Available-for-sale	2,801.3	23.3	3.33	2,742.0	22.3	3.31	2,292.6	18.3	3.21
Held-to-maturity	2,914.8	16.4	2.26	2,972.1	16.8	2.30	3,159.4	17.9	2.27
Loans	4,413.2	65.0	5.90	4,399.8	63.4	5.84	4,517.7	71.0	6.31
Commercial	1,166.3	17.4	5.98	1,171.2	16.6	5.75	1,290.7	21.1	6.55
Consumer	3,246.9	47.6	5.88	3,228.6	46.8	5.88	3,227.0	50.0	6.21
Interest earning assets	13,985.9	136.6	3.92	13,760.0	132.7	3.91	13,603.9	140.9	4.15
Other assets	525.2			455.9			417.6
Total assets	14,511.2			14,215.8			14,021.5
Liabilities
Deposits - interest bearing	10,450.0	(40.7)	(1.56)	10,143.9	(39.3)	(1.57)	10,051.2	(49.2)	(1.96)
Securities sold under agreements to repurchase	25.7	(0.2)	(3.78)	6.6	(0.1)	(3.99)	1.9	—	(5.94)
Long-term debt	—	—	—	—	—	—	77.7	(2.3)	(11.92)
Interest bearing liabilities	10,475.8	(41.0)	(1.57)	10,150.5	(39.4)	(1.57)	10,130.8	(51.5)	(2.04)
Non-interest bearing current accounts	2,649.6			2,684.5			2,602.5
Other liabilities	245.1			249.5			253.4
Total liabilities	13,370.4			13,084.5			12,986.7
Shareholders’ equity	1,140.7			1,131.4			1,034.9
Total liabilities and shareholders’ equity	14,511.2			14,215.8			14,021.5
Non-interest bearing funds net of non-interest earning assets (free balance)	3,510.2			3,609.5			3,473.2
Net interest margin		95.6	2.74		93.3	2.75		89.4	2.64
(2) Averages are based upon daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $147.3 billion and $31.8 billion, respectively, at June 30, 2026, while assets under management were $6.9 billion at June 30, 2026. This compares with $134.7 billion, $32.3 billion and $6.9 billion, respectively, at December 31, 2025.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We also present certain other non-GAAP financial measures, including tangible common equity and related tangible equity measures. We believe that these non-GAAP financial measures provide a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	June 30, 2026	March 31, 2026	June 30, 2025
Net income	46.9	62.6	53.3
Non-core items
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	—	—	0.4
Business acquisition costs	16.9	0.6	—
Total non-core expenses	16.9	0.6	0.4
Total non-core items	16.9	0.6	0.4
Core net income	63.9	63.2	53.7

Average common equity	1,135.5	1,148.0	1,055.0
Less: average goodwill and intangible assets	(111.8)	(86.0)	(91.2)
Average tangible common equity	1,023.7	1,062.0	963.8
Core earnings per share fully diluted	1.58	1.55	1.26
Return on common equity	16.6%	22.1%	20.3%
Core return on average tangible common equity	25.0%	24.1%	22.3%

Shareholders' equity	1,148.7	1,136.1	1,069.1
Less: goodwill and intangible assets	(118.6)	(83.9)	(92.2)
Tangible common equity	1,030.1	1,052.2	977.0
Total assets	14,346.5	14,424.8	14,185.0
Less: goodwill and intangible assets	(118.6)	(83.9)	(92.2)
Tangible assets	14,227.9	14,340.8	14,092.8
Tangible common equity to tangible assets	7.2%	7.3%	6.9%
Basic participating shares outstanding (in millions)	39.3	39.6	41.1
Tangible book value per common share	26.19	26.56	23.77

Non-interest expenses	109.8	90.5	91.8
Less: non-core expenses	(16.9)	(0.6)	(0.4)
Less: amortization of intangibles	(2.4)	(2.0)	(2.0)
Core non-interest expenses before amortization of intangibles	90.5	88.0	89.4
Core revenue before other gains and losses and provision for credit losses	159.0	155.9	146.4
Core efficiency ratio	57.0%	56.4%	61.1%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Tuesday, July 28, 2026 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855-9501 (toll-free) or +1 (412) 858-4603 (international) ten minutes prior to the start of the call and referencing the Conference ID: Butterfield Group. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website for 12 months.

About Non-GAAP Financial Measures:
This release contains non-GAAP financial measures, including core net income and other financial measures presented on a core basis and tangible common equity and related tangible equity measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts and include statements with respect to, among other things, our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, including, without limitation, statements regarding the proposed acquisition of CIBC Caribbean by Bank of N.T. Butterfield & Son Limited (“Butterfield”); the expected timing, structure, terms and completion of the proposed transaction; the expected form and mix of consideration, including the issuance of Butterfield ordinary shares; any acquisition of shares from minority shareholders of CIBC Caribbean or related compulsory acquisition, squeeze-out or similar process; the expected ownership, governance, management, capital, regulatory and operating profile of Butterfield following the proposed transaction; the expected financing of the proposed transaction, including the amount, terms and timing of the proposed subordinated debt financing; and the anticipated benefits of the proposed transaction, including expected scale, diversification, cost savings, synergies, earnings accretion, tangible book value per share accretion, capital generation, regulatory capital ratios, risk-weighted assets, liquidity, deposit mix, market position and other financial and operating impacts.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond Butterfield’s control, which may cause the actual results, performance, capital, ownership, financial condition or achievements of Butterfield to be materially different from future results, performance, capital, ownership, financial condition or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, among others: Butterfield’s ability to successfully complete the proposed acquisition of CIBC Caribbean on the anticipated terms or timeline or at all; Butterfield’s ability to realize the anticipated benefits of the proposed transaction in the expected timeframes or at all, including cost savings, synergies, balance sheet and capital optimization initiatives, earnings accretion, and tangible book value per share accretion; Butterfield’s ability to successfully integrate CIBC Caribbean’s businesses, operations, systems, controls, compliance programs, risk management framework, personnel and culture into those of Butterfield; the risk that such integration may be more difficult, time-consuming or costly than expected; the failure of any of the conditions to the proposed transaction to be satisfied or waived; the failure to obtain required shareholder, regulatory, governmental, securities exchange, exchange-control or other approvals, or delays in obtaining such approvals; the risk that such approvals may result in the imposition of conditions, restrictions or requirements that could materially adversely affect Butterfield, CIBC Caribbean or the expected benefits of the proposed transaction, or that any proposed conditions, restrictions or requirements; or other actions of regulatory or governmental bodies or securities exchanges could delay or prevent the closing of the proposed transactions; the risk that any minority shareholder offer, compulsory acquisition, squeeze-out or similar process is delayed, not completed or completed on different terms than expected; revenues following the proposed transaction being lower than expected; operating costs, customer loss and business disruption, including difficulties in maintaining relationships with employees, customers, clients, depositors, vendors, suppliers, regulators and other business partners, being greater than expected; risks associated with the disruption of management’s attention from Butterfield’s ongoing business operations due to the proposed transaction; reputational risks and potential adverse reactions to the announcement, pendency or completion of the proposed transaction; the outcome of any legal, regulatory or shareholder proceedings, inquiries or investigations that may be instituted or arise in connection with the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected transaction, integration, restructuring, financing, litigation, regulatory, tax, accounting or other costs; dilution caused by the issuance of additional Butterfield ordinary shares in connection with the proposed transaction; changes in Butterfield’s share price, interest rates, foreign exchange rates, capital markets or other market conditions that may affect the transaction financing or expected financial impacts of the proposed transaction; the risk that any subordinated debt or other transaction financing is not obtained on the expected terms, timing or at all; and the risk that assumptions underlying pro forma financial information, purchase accounting, credit marks, fair value marks, integration costs, cost savings, synergies, capital ratios, earnings accretion, tangible book value per share accretion, return metrics and other financial impacts prove to be inaccurate.

Other factors that may impact Butterfield’s future results, performance, financial condition or achievements include worldwide and regional economic conditions, including economic growth and general business conditions in Bermuda, the Cayman Islands, Barbados, The Bahamas, Turks and Caicos, Trinidad and Tobago, the broader Atlantic, Caribbean and other markets in which Butterfield or CIBC Caribbean operates; fluctuations in interest rates, inflation, monetary policy, foreign exchange rates, capital markets, tourism, real estate markets and sovereign credit ratings, including a decline in Bermuda’s sovereign credit rating; any sudden liquidity crisis; changes in customer behavior, including customer borrowing, repayment, investment and deposit practices; unfavorable developments concerning asset quality, credit quality, loan losses, non-performing loans, collateral values, loan concentrations, sovereign exposures, residential mortgage risk weighting, reserves, funding costs, liquidity and deposit flows; competitive product and pricing pressures; security risks, including cybersecurity, data privacy, fraud, financial crime, anti-money laundering and sanctions risks; the impact, extent and timing of technological changes, systems conversions and operational resilience initiatives; risks relating to the success of Butterfield’s updated systems and platforms; capital management activities; changes in laws, regulations, accounting standards, tax laws, regulatory capital or liquidity requirements and supervisory expectations; potential impacts of climate change, hurricanes and other natural disasters; compliance with regulatory requirements; and other factors.
Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this release are expressly qualified in their entirety by this cautionary notice, including, without limitation, the risks and uncertainties described in our reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F and in any subsequent reports furnished or filed with the Securities and Exchange Commission ("SEC"). Such reports are available upon request from Butterfield, or from the SEC including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are based only on information currently available and speaks only as of the date on which it is made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this release, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this release. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data.

Presentation of Financial Information:
Certain monetary amounts, percentages and other figures included in this release have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda. Our principal banking operations are located in Bermuda, the Cayman Islands, Guernsey and Jersey, providing deposit, cash management and lending solutions for individual, business and institutional clients. We provide a full range of wealth management services, comprising trust, private banking, asset management and custody, in Bermuda, the Cayman Islands and Guernsey, trust services in The Bahamas, Singapore and Switzerland, and residential property lending in the UK. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details are available at www.butterfieldgroup.com. BF-All
Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Emily Edwards
Investor Relations                 Group Communications Manager
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         E-mail: emily.edwards@butterfieldgroup.com